Exhibit 1

CODE OF CONDUCT AND ETHICS

Dear Employees, At Cameco, we have built a strong reputation for maintaining the highest standards of ethical behaviour. This is what has helped the company grow into the global business it is today, and is essential as we carry out our mission to bring the multiple “Our dedication to benefits of nuclear energy to the world. integrity allows us to As we continue to grow our business, we will face ethical choices. Cameco’s Code of Conduct and Ethics is take pride in our work your guide on how we uphold our value of integrity. and in our reputation Integrity is hard earned and easily lost, and it’s something we all have to work hard to protect. as a good corporate The code applies to all employees, officers and directors of Cameco and its subsidiaries, setting clear standard of what we expect you to follow all of your work-related activities. Because not situation is covered in the code, it is important we follow the spirit of the document, not just the words. When in doubt, ask your manager or the contacts listed on the back page for guidance. If you know of, or suspect, any violations of this expect you to bring your concerns to your supe or local HR representative. If you prefer, you can report concerns anonymously through the Ethic Hotline, either online or at the toll-free number listed in the code. You can expect the company investigate the matter and protect you from an form of retaliation when you report a concern honestly and in good faith. Thank you for your continued dedication to Cameco and your commitment to making a difference by upholding the standards set forth our code. Our dedication to integrity allows us t take pride in our work and in our reputation as good corporate citizen. TIM GITZEL PRESIDENT AND CHIEF EXECUTIVE OFFICER CAMECO CORPORATION

TABLE OF CONTENTS OUR RESPONSIBILITIES 2 _ r 8F_QSPUFDU_UIF_FOWJSPONFOU 22 _ r 8F_VTF_UIJT_DPEF_UP_HVJEF_VT_JO_IPX_UP_QSPQFSMZ r 8F_GPMMPX_PVS_DPNQBOZ_HVJEFMJOFT_XIFO_ conduct ourselves and act ethically in connection supporting or participating in political activities 22 with our work at Cameco 2 _ r 0VS_DIJFG_DPSQPSBUF_PîDFS _BOE_PVS_DPSQPSBUF OUR CONDUCT WITH OUR secretary maintain this code 2 SHAREHOLDERS AND THE PUBLIC 24 _ r 8F_DPOUJOVPVTMZ_EJTDMPTF_JNQPSUBOU_ OUR CONDUCT UNDER THE LAW 4 information to the public openly and honestly 24 _ r 8F_PCFZ_BMM_BQQMJDBCMF_MBXT _SVMFT_BOE_SFHVMBUJPOT 4 _ r 8F_POMZ_TIBSF_JOGPSNBUJPO_QVCMJDMZ_UISPVHI r 8F_EP_OPU_UBLF_QBSU_JO_JOTJEFS_USBEJOH 4 our authorized spokespersons or with permission from the chief corporate officer 24 _ r 8F_MPCCZ_HPWFSONFOUT_POMZ_BDDPSEJOH_UP_ their rules 6 _ r 8F_LFFQ_GVMM_BOE_BDDVSBUF_ñOBODJBM_SFQPSUT_ and administrative records 25 _ r 8F_PCFZ_BMM_JNQPSU_BOE_FYQPSU_SFHVMBUJPOT 6 _ r 8F_SFQPSU_DPODFSOT_SFHBSEJOH r 8F_EP_OPU_NBLF_MPBOT_PS_HVBSBOUFFT_UP_CPBSE_ accounting practices 26 directors or officers of Cameco 7 OUR CONDUCT WITHIN CAMECO 8 OUR CONDUCT WITH CUSTOMERS, PARTNERS, CONTRACTORS, SUPPLIERS _ r 8F_BWPJE_BDUVBM _QPUFOUJBM_PS_QFSDFJWFE AND COMPETITORS 28 conflicts of interest 8 _ r 8F_BDU_GBJSMZ _IPOFTUMZ_BOE_SFTQFDUGVMMZ r 8F_EFDMBSF_XIFUIFS_XF_IBWF_BOZ_DPOóJDUT_ with everyone 28 of interest 10 _ r 8F_POMZ_HJWF_BOE_BDDFQU_NPEFTU_HJGUT_BOE r 8F_QSPUFDU_DPOñEFOUJBM_JOGPSNBUJPO_BCPVU_UIF_ invitations in the spirit of business courtesy company, employees, contractors, customers, and relationship management 28 partners, clients and suppliers 12 _ r 8F_GPMMPX_UIF_DPNQFUJUJPO_MBXT_PG_UIF r 8F_NBJOUBJO_PVS_CVTJOFTT_SFDPSET_BDDPSEJOH_UP_ countries where we operate 31 the law and our own retention policies 14 _ r 8F_EP_OPU_UBLF_VOGBJS_BEWBOUBHF_PG OUR ADMINISTRATION OF THIS CODE 32 opportunities through our jobs 14 r 8F_DPNNJU_UP_BOOVBMMZ_SFWJFXJOH_UIJT_DPEF 32 _ r 8F_UBLF_BDUJPO_UP_JEFOUJGZ_BOE_QSFWFOU_GSBVE 15 _ r 8F_VOEFSTUBOE_UIFSF_BSF_DPOTFRVFODFT_GPS r 8F_QSPUFDU_BOE_QSPQFSMZ_VTF_$BNFDP_T_QSPQFSUZ 15 violating this code or management documents 32 _ r 8F_VTF_PVS_DPNQVUFS_TZTUFNT _FNBJM_BOE r 8F_SFQPSU_WJPMBUJPOT_PG_UIJT_DPEF_PS_ Internet appropriately 16 management documents 32 _ r 4BGFUZ_JT_PVS_UPQ_QSJPSJUZ_ 16 _ r 5IF_DPSQPSBUF_TFDSFUBSZ_LFFQT_B_MPH_PG_SFQPSUT r 8F_USFBU_FWFSZPOF_XJUI_SFTQFDU_BOE_EJHOJUZ 18 and complaints 34 _ r 8BJWFST_PG_UIJT_DPEF_SFRVJSF_BQQSPWBM_CFGPSF_ OUR CONDUCT WITHIN THE COMMUNITY 20 they can proceed 34 _ r 8F_EP_PVS_XPSL_JO_B_TPDJBMMZ_SFTQPOTJCMF_NBOOFS_ 20 OUR MANAGEMENT DOCUMENTS _ r 8F_FOHBHF_QFPQMF_JO_UIF_DPNNVOJUJFT_XIFSF REFERENCED IN THIS CODE 35 we are located 20 _ r 8F_TVQQPSU_XPSUIXIJMF_DPNNVOJUZ_DBVTFT 21 CONTACT INFORMATION 36

We each must follow this Code of Conduct and Ethics. “We” means employees, officers and board directors of Cameco and its subsidiaries. This code is important. There are serious consequences if you don’t follow the code. Our Responsibilities We use this code to guide us in how to properly conduct ourselves and act ethically in connection with our work at Cameco We have this code to help us understand the kinds of activities that are right and we are encouraged to do, and the kinds of activities that are wrong and not allowed. %PO_U_BTTVNF_RVFTUJPOBCMF_BDUJWJUJFT_ are OK just because they haven’t been mentioned in this code. Ask ZPVSTFMG_UIF_GPMMPXJOH_RVFTUJPOT_UP_ decide if an activity is right or wrong. r Does it seem right? Ask your supervisor or manager for r Is it fair? advice if you’re still in doubt about B_RVFTUJPOBCMF_BDUJWJUZ_BGUFS_BTLJOH_ r Is it legal? ZPVSTFMG_UIFTF_RVFTUJPOT            r Does it match up with Cameco’s Value Statements? Our chief corporate officer our corporate secretary r Would I want other people to and know I did it? maintain this code r Would I feel OK if I read about it in The chief corporate officer and the the newspaper? corporate secretary are responsible for putting the code into practice r Would other people at Cameco throughout the company and feel OK if they read about it in the keeping it up-to-date. newspaper?

They report to our board of directors’ nominating, corporate governance and risk committee on matters related to board directors. They report to our board’s audit committee on matters related to employees. The audit committee recommends any changes to the code to Cameco’s board of directors. The board must approve them before they can be made and put into practice. You contribute to the ethical culture of Cameco when you report violations of this code. You’re protected from any form of retaliation when you report your concerns honestly. If you know of, or suspect, any violations of this code, you should ?rst consider speaking to your supervisor or manager. You may also report any violation or ask any questions about the code by contacting your local or corporate human resources department, the corporate risk management services department, the corporate legal department or the corporate secretary. We also have an Ethics Hotline that is available 24/7 and operated by an external company. You can report any violations of this code anonymously through the Ethics Hotline. You can reach the Ethics Hotline online, in English or Russian, at www.clearviewconnects.com or by phone toll free in Canada and the US at 1-866-590-4135 in Australia at 1-800-337-354 and by landline in Kazakhstan at 8-800-333-6613

Bribes and kickbacks are common examples of unethical business Our Conduct practices. under the Law It’s not ethical to offer money or any type of reward to a government official directly or indirectly in order to obtain or retain an improper advantage. If you take part in We obey all applicable laws, these kinds of practices or any other rules and regulations unethical business practices, you We follow the applicable laws, rules not only violate our Code of Conduct and regulations in the countries where we work and do business. The fact that and Ethics but you also damage our reputation and put yourself, our unethical business practices may be company and our officers at risk of common in some countries doesn’t fines, charges and possibly jail time. justify them. Breaking the law is never OK even if your intent is for the good of the company. Also, not knowing the law is no You’re guilty of excuse for breaking it. insider trading if Familiarize yourself with, you use confidential and follow, all the laws, information about rules and regulations that Cameco or any other apply to your job. Be alert company to help to unethical practices and you or someone else make sure you act ethically. decide when to buy Check with your supervisor or sell Cameco’s or or the corporate legal the other company’s department if you don’t shares or financial know the laws, rules and regulations securities. This is that apply to your job. Also check our against our rules and, in most cases, is International Business Conduct Program against the law. for more information. Check our Securities Trading and Reporting Policy for more information. We do not take part in Check with the corporate secretary or insider trading chief financial officer if you’re unsure Insider trading happens when someone about the rules before you trade any of uses confidential information to make a Cameco’s shares or financial securities. decision about buying or selling shares or other financial securities.

Also, special rules apply to employees and board directors considered to be “reporting insiders” under securities laws. If you’re a reporting insider, you must get the corporate secretary’s approval before buying or selling Cameco’s shares or exercising stock options. The corporate secretary informs you if you’re a reporting insider. Question: I just found out about something that happened in the company that makes me want to trade some of my Cameco shares. Can I go ahead and trade my shares? Answer: You can’t buy or sell the shares unless the general public also has access to the same information that you just learned. The corporate secretary announces black-out periods so we know when we can’t buy or sell Cameco shares. Even if there is no black-out, you can’t buy or sell shares using important con?dential information if the general public doesn’t also have access to the same information. If in doubt, check with the corporate secretary before you buy or sell shares. Senior Vice-President, Chief Legal Officer and Corporate Secretary, Gary Chad

We lobby governments only We obey all import and export according to their rules regulations Cameco lobbies governments to We only import and export uranium potentially influence the outcome of products and nuclear technologies government policies and regulations that according to applicable government affect our business and industry. regulations. Governments set rules on lobbying We recognize uranium products and and we need to make sure we know nuclear technologies have the potential and follow them before contacting any to be misused and so we make sure we government officials for the purposes of export only to people, organizations and lobbying. countries who will use them for peaceful You need permission from the corporate purposes. Government regulations legal department and you need to SFRVJSF_VT_UP_EJTDMPTF_IPX_UIF_VSBOJVN_ clearly understand the rules before products and nuclear technology will lobbying any government official. The be used before we’re allowed to export corporate legal department maintains them. a list of everyone in the company who If you’re involved in importing or is lobbying and gives them the rules to exporting, make sure you follow all follow. SFHVMBUPSZ_SFRVJSFNFOUT_BOE_IBWF_BMM the necessary licences and permits in place. If you plan to share any nuclear technology with someone outside of Cameco, make sure you first discuss this with the corporate legal department. Check with your supervisor or the corporate legal department if you need guidance on any aspect of import and export regulations. We do not make loans or guarantees to board directors or officers of Cameco As a company, we do not loan money, extend credit or guarantee personal financial obligations of board directors or officers of the company and their families. Question: I contact a government regulator frequently to provide required reports and to ask questions about regulations. Is this lobbying? Answer: No. Supplying requested information and asking questions is not lobbying. You would be lobbying, however, if you made a suggestion about how to amend a regulation. Always get permission from the corporate legal department before lobbying and make sure you understand the rules.

Our Conduct within Cameco We avoid actual, potential or perceived conflicts of interest A conflict of interest happens when our relationships, actions or interests outside of work interfere, might interfere, or even appear to interfere with our duties or Cameco’s business interests. Avoid conflicts of interest or the appearance of conflict. Don’t: r_ Take part in outside business transactions, or have a financial or personal interest that may interfere with your duties to Cameco. r_ Hold shares in public companies that Cameco is likely to consider investing JO_PS_BDRVJSJOH_JG_ZPV_SF_DPNNPOMZ            QBSU_PG_UIF_BDRVJTJUJPO_QSPKFDU_UFBN            or have influence over the key project decisions. r_ Take part in outside work or business r_ Give preferential treatment or be a member of a group or sit to relatives or friends or to on a company’s board that is in organizations in which your relatives competition with (or has opposing or friends have a financial or other interests to) Cameco or interferes interest. with your performance at Cameco. For employees in Canada, check our r_ Have a family member report to you, Conflicts of Interest Between Employed either directly or indirectly, through Family Members Procedure for more your reporting line. information about the rules involving r_ Take part in, or influence, any family members at work. financial, administrative or human resources processes concerning your family members.

Question: What are some examples of the kinds of business transactions or ?nancial or personal interests that may put me in a con?ict of interest situation? Answer: Generally, you have a con?ict of interest when you put yourself in a situation where you may not be acting in Cameco’s best interests. For example, you may have a con?ict if: • You award a contract to a private company in which you are a shareholder. • You or your family have a signi?cant interest in a business that deals with Cameco. • You influenced a decision that Cameco made that improves the value of property you own or have an interest in, such as shares in junior uranium companies. • You realized financial gains or savings from the purchase or sale of stocks, bonds, shares or other assets using information which isn’t generally available to the public. Question: I work part-time at Cameco. The other part of the time I work for another company. Is this a con?ict of interest? Answer: It’s not a conflict of interest unless: • The other company is a competitor of Cameco. • The other company has opposing interests to Cameco. • The other job interferes with your duties at Cameco.

We declare whether we have any conflicts of interest We each complete a declaration form when we start our jobs or board appointments at Cameco. On the form you declare whether you have any actual, potential or perceived conflicts of interest. The corporate secretary, or designate, reviews the completed forms. You need to complete and submit a new form any time an actual, potential or perceived conflict of interest arises. You also need to complete a new form if you’re promoted into job band six or higher, or if you move into a job in supply chain management, exploration or corporate human resources. Anyone in these jobs also completes and submits a new form annually. The form will be provided to you automatically. If you’re an employee in Canada and have a conflict of interest concerning a family member you also need to complete another form where you state your plan for dealing with the conflict. This is explained in the declaration form. Check our Conflicts of Interest Between Employed Family Members Procedure for more information. All members of the pension investment committee, board directors or employees operating or administering our pension plans must disclose any kind of personal, financial or other interests that would conflict with their duties concerning the plan. Actual, potential or perceived conflicts must be declared as they would for any other type of conflict described in this code. Any of us having an actual, potential or perceived conflict must not take part in discussions and decision-making related to the conflict unless allowed by the applicable decision-makers. You have violated this code and are subject to discipline or even dismissal if you don’t disclose any conflicting interests you may have. Question: What happens if my con?ict of interest is not acceptable to Cameco? Answer: Depending on the con?ict, you may have to take one or more of the following actions: • Give back any benefit you received. • Get rid of the outside interest. • Put applicable assets in a frozen or blind trust. • Accept a transfer to a job where the conflict wouldn’t exist. • Exclude yourself from any human resources, administrative or ?nancial processes concerning family members at Cameco. • Resign from your job or board appointment.

Question: What happens after I declare that I have (or might have) a con?ict of interest? Answer: A committee reviews your con?ict and decides whether it’s acceptable. If you’re a board director • The board’s nominating, corporate governance and risk committee reviews your con?ict and recommends to the board whether it’s acceptable. The board makes the final decision. You don’t take part in the discussions or decision about your own con?ict. If you’re an officer, senior vice-president or vice-president • The board’s audit committee reviews and recommends to the board whether your con?ict is acceptable. The board makes the ?nal decision. If you’re in any other type of job • Management’s conduct and ethics review committee reviews your con?ict and decides what must be done to deal with the con?ict. Once a decision is made about your declared con?ict, you are noti?ed in writing. Also, if you are an officer or board director, any transactions between you and Cameco (other than routine transactions arising in the ordinary course of business and consistent with past practice) must be approved by the board of directors on the recommendation of the audit committee or the nominating, corporate governance and risk committee.

We protect confidential information about the company, employees, contractors, customers, partners, clients and suppliers As part of our work, we may learn confidential information about our company and people. We always maintain the confidentiality of this information except when we have QFSNJTTJPO_UP_EJTDMPTF_JU_PS_BSF_SFRVJSFE_ to disclose it by law. Make sure you maintain confidentiality. Never: r_Share any confidential information that you know about, due to working at Cameco, with anyone from outside of the company. r_Make statements to the media in Cameco’s name without permission. r_Allow an unauthorized person access to confidential information. r_Share information from an employee’s personnel file. Employee files are available only to appropriate employees on a “need-to-know” basis and in compliance with applicable laws. r_Use any confidential information you receive due to working at Cameco for your own personal benefit or the benefit of your friends or family members. As part of our work we may receive confidential information about other companies. Be aware that you might have obligations regarding this confidential information. For example, there may be a confidentiality agreement that restricts what we can do with the information we Senior Vice-President and Chief Commercial Officer, Ken Seitz receive. Make sure you check with the corporate legal department about what information can be disclosed and to whom it can be disclosed inside and outside of Cameco. Check our Confidentiality Policy for more information. If you work in Canada, and handle confidential information, you also need to know about our Privacy and Protection of Personal Information Policy. You need to state on your declaration form, under this code, that you have read and will follow this policy. The policy is about how to fulfill the principles in Canada’s Personal Information Protection and Electronic Documents Act.

We maintain our business records according to the law and our own retention policies We never alter, distort or conceal any records, or destroy any records except in accordance with the law and our retention policies. We retain all relevant documents if there is a lawsuit, government investigation or other type of special investigation. Contact the corporate records management group or corporate legal department if you’re unsure about what documents to retain. We do not take unfair advantage of opportunities through our jobs We owe a duty to Cameco to put its interests ahead of our own when opportunities arise that we have discovered or created through our jobs at Cameco. You may not use company property, information, or any influence you have because of your job for your own personal gain or to compete with the company. Ideas and inventions belong to the company when you came up with them as part of your normal duties. Check with the corporate secretary if you’re unclear whether your idea or invention belongs to you or the company.

We take action to identify and prevent fraud Fraud happens when someone acts dishonestly to make money illegally or to get an unfair advantage. Examples include stealing, forgery, identity theft, misuse of assets, taking kickbacks and making false reports. We don’t tolerate any type or degree of fraud at Cameco. We are each responsible for identifying and preventing fraud. Report any suspected fraud to your supervisor or manager. If this creates a conflict for you, contact the corporate risk management services department or you can report your suspicion anonymously through the Ethics Hotline. You’re protected from any form of punishment or retaliation when you honestly report suspected cases of fraud. Check our Anti-Fraud Program for more information. We protect and properly use Cameco’s property We protect our company’s property and use it efficiently because theft, carelessness and waste affect our profitability. Get permission from your supervisor or manager before using company property for anything other than official company business.

We use our computer systems, email and Internet appropriately Our computer systems, email and Internet are for business use. Some personal use is OK as long as it’s outside of business hours and does not interfere with company business. The information you view and share – whether for business or personal use – must be appropriate, respectful and according to our rules. Check our Electronic Information and Information Technology Security Program for more information. Safety is our top priority We are all accountable for safety. No job is so important that we can’t take the time to do it safely. We have safe and healthy workplaces and continually look for ways to improve. Check our Safety, Health, Environment and Quality Policy for the principles we follow on workplace safety and health. Report any actual or potential safety or health risks you discover at work to your supervisor, manager or senior management. You can also report your concerns through the Ethics Hotline if you’re uncomfortable speaking to someone in the company directly or if you wish to report your concerns anonymously. Question: What should I do if I think someone might be acting fraudulently but I can’t prove it? Answer: You should report the situation even if you can’t prove it. An investigation by the risk management services department will then determine if it is a case of fraud. You are protected from any form of punishment when you report your concern honestly. Report the situation to your supervisor or manager, your local or corporate human resources department, the corporate risk management services department or anonymously through the Ethics Hotline.

Question: I think one of the practices at my workplace is unsafe but my supervisor and manager disagree really think this is an accident to happen but I’ve already reported so should I just forget about it? Answer: No, you shouldn’t forget about because someone could get hurt we are all accountable for safety You can report it to any of the following groups: your local safety department; workplace occupational, health and safety committee; divisional or corporate SHEQ group; corporate SHEQ audit group; local or corporate human resources department; or the corporate legal department. If this makes you uncomfortable then you can report your concerns anonymously through the Ethics Hotline. There will be no retaliation for reporting your honest concerns, regardless of the outcome. Senior Vice-President and Operating Officer, Bob St

We treat everyone with respect and dignity We each have the right to work JO_B_QMBDF_UIBU_FODPVSBHFT_FRVBM_ opportunity and doesn’t allow discrimination. This means we must all co-operate, understand and respect each other. We don’t allow any sort of harassment at Cameco. Harassment is a comment or conduct that is known (or should be known) to be unwelcome or offensive to a reasonable person. Check our Respectful Workplace Policy for more information and what to do if you’re being harassed. Question: My supervisor keeps asking me out on a date. I’m not interested and have told him so several times. I’m worried my supervisor will get angry and that my job will be at stake if I ?le a complaint. What should I do? Answer: You should go ahead and take your complaint forward, in accordance with our Respectful Workplace Policy, to your supervisor’s manager, your local or corporate human resources department, union representative (if applicable), site nurse, or other person of authority in the company. Retaliation against an employee who ?les a complaint is not allowed. Tell your local or corporate human resources department if your supervisor gets angry with you.

Our Conduct within the Community We do our work in a socially responsible manner We are leaders in corporate social responsibility. This is due to our commitment to a safe, healthy and rewarding workp a clean environment, supportive communities and outstanding financial performance. We measure our success by our performance in these four areas. Our decisions and actions are guided by our four values: safety and environment, integrity and excellence. By pursuing these values, we attract and retain top talent; earn the trust of our stakeholders; manage risks effectively; and ensure the long-term competitiveness and sustainability of our operations, all for the purpose of adding shareholder value. Check our Value Statements for further information on how we live our values. Keep our four measures of success and values in mind as you perform your duties. Make sure you do what is right to help us achieve true success. Check our Corporate cial Responsibility licy for more information. e engage people in the communities where we are located We invite community members to take part in various activities that allow us to share non-confidential information regarding projects in an open understandable y, and to hear their concerns and ideas about our business activities. Remember to listen respectfully UP_DPODFSOT_BOE_RVFTUJPOT_GSPN_ community members whether it’s part of your job or whether it’s family, neighbours or friends who share their concerns with you. Answer their RVFTUJPOT_IPOFTUMZ__*G_ZPV_EPO_U_LOPX_ an answer then find out what it is and follow up with them.

We support worthwhile community causes We strive to support many worthwhile community causes by donating our human and financial resources. We each have the opportunity to make a communities by volunteering for one of the many causes that Cameco supports. Consider volunteering to help out your local community or the larger world community.

We protect the environment We protect the environment by: r_ Preventing pollution. r_Complying with and moving beyond environmental laws and other environmental SFRVJSFNFOUT_UIBU_BQQMZ_UP_VT_ r_Keeping environmental risks at levels as low as reasonably achievable. r &OTVSJOH_RVBMJUZ_PG_FOWJSPONFOUBM_QSPDFTTFT_ r_Continually looking for ways to improve how we protect the environment. Check our Safety, Health, Environment and Quality Policy for more information. We follow our company guidelines when supporting or participating in political activities It’s OK for you to make personal donations or participate in the political process on your own behalf. You can’t use company property for campaigning for a political party or candidate, including yourself, without the consent of your supervisor or manager. Any contributions from the company to political parties or candidates may be made only according to our guidelines. Check our Political Donations Policy for the guidelines to follow.

Report your concerns If you have any concerns about how we might be affecting the environment, report them to your supervisor or manager, your local environment department, the corporate SHEQ audit group, the corporate legal department or the corporate secretary. You can also report your concerns anonymously through the Ethics Hotline. You are protected from any form of retaliation when you report your concern honestly.

Our Conduct with our Shareholders and the Public We continuously disclose important information to the public openly and honestly We disclose information both in good times and in bad times. Our disclosures are timely, complete, accurate and balanced. They avoid any misrepresentation of our operations or finances, which is critical to our relationship with our investors. We keep information confidential until we, as a company, disclose it publicly. Disclosure includes information about our mineral reserves and resources, which is important to the valuation of our shares. We follow our Mineral Reserve and Resource Policy and use established procedures and applicable Canadian securities laws to estimate our reserves and resources. If you are involved in preparing disclosures, you must follow our disclosure and financial reporting controls and procedures, and securities laws and regulations. Check both our Corporate Disclosure Policy, and our Disclosure Controls and Procedures for more information. Cameco is a publicly listed company. We owe it to our shareholders to always act in the best interests of Cameco. We only share information publicly through our authorized spokespersons or with permission from the chief corporate officer Don’t release any public disclosure documents until they’ve been reviewed by the disclosure committee. If you plan to give a presentation, speech, interview or written statement publicly on behalf of Cameco, or promote materials of interest to investors, first have them reviewed and authorized by the investor, corporate and government relations department. Only designated spokespersons have authority to speak publicly about Cameco, our activities and our securities. This includes social media channels like Facebook, Linkedin, Twitter and YouTube. You can tell people you work at Cameco and the general nature of your work but not specifics about projects. Make sure you let people know you are not a Cameco spokesperson and do not engage in specific discussions about Cameco, our activities or our securities. Always remember to be protect yourself and Came using social media. Chec media guidelines for mo 3FGFS_BMM_JORVJSJFT_GSPN_T analysts and the media t authorized spokespeople Check with the vice-p corporate and governmen find out who your spok more information about Disclosure Policy and relat We keep full and ac financial reports and administrative reco We keep proper records legal and financial ob manage our business. If you have any responsibilit creating or keeping reco they’re accurate and co and that you follow the c procedures relevant to y falsely record information Senior Vice-P Financial Offic Cameco’s assets, or hide information about assets, liabilities, revenues or expenses. If you prepare a financial report for shareholders and the public, it must fairly present the information and follow international financial reporting standards, applicable laws and regulations. Inaccurate financial reports can bring stiff penalties under securities laws. Under securities laws, our chief executive officer and chief financial officer have to pay the company back for

We report concerns regarding accounting practices We follow all applicable securities laws and regulations, accounting standards and accounting controls and audit practices. Report any concerns you have about our accounting or auditing practices. You’re protected from any form of punishment when you report your concern honestly. The audit committee will oversee the treatment of employee concerns in this area. Anyone from outside the company can also report a concern. If you receive a concern from someone from outside the company, report it promptly in writing to the corporate secretary.

How to Report a Concern about an Accounting Practice Report your concern directly to the corporate secretary OR Report your concern in confidence to the audit committee chair. To do this, send a sealed letter by mail (or other delivery) addressed to: Cameco Corporation 2121 11th Street West Saskatoon, SK S7M 1J3 Canada “Private and Strictly Confidential, Attention: Chair of the Audit Question: Committee” OR What happens after I report a concern through the Ethics Report your concern anonymously Hotline? through the Ethics Hotline online at www.clearviewconnects.com, or by phone toll free in Canada and the Answer: US at 1-800-590-4135, in Australia at 1-800-337-354, and by landline in A note is sent to you to let you Kazakhstan at 8-800-333-6613. know your concern was received and will be reviewed by the conduct and ethics working committee. Other individuals may also be assigned by this committee to assist. Anonymity will be maintained. Information will only be shared with those who need to know to complete the investigation. Following an established procedure, the committee decides what action is needed to correct any problems discovered through the review.

Our Conduct with Customers, Partners, Contractors, Suppliers and Competitors We act fairly, honestly and respectfully with everyone Cameco’s success depends on our relationships with customers, partners, contractors, suppliers and competitors. These relationships can be damaged if we don’t deal with people fairly, honestly and respectfully. Never take advantage of anyone through any kind of unfair practice. Examples of unfair practices include: manipulating or hiding information or twisting the facts. We only give and accept modest gifts and invitations in the spirit of business courtesy and relationship management You may only give to, or accept gifts and invitations from, companies or people who deal with Cameco if the gifts are consistent with customary business practices and: r_Do not influence or appear to influence how you carry out your duties. r_Are not cash. r_Are not too expensive. r_Do not violate any applicable laws. r_Do not violate this code or our International Business Conduct Program. Check with the corporate secretary or chief corporate officer if you’re unsure about whether you should give or receive a gift.

Question: A supplier I deal with invited me and my husband to a concert. Can I accept the invitation? Answer: You can accept the invitation if the supplier normally invites clients and their spouses to social events in appreciation of their business and not as a way to obtain business, and if the supplier attends the concert with you. Examples of acceptable gifts and invitations You can accept: r_Gifts of pens, hats, shirts, mugs and similar items with a company’s logo. r_Customary gifts of chocolate, cookies or similar items during the Christmas season. r_An expensive gift only when it would be very inappropriate to refuse. In this case, you would accept the gift on behalf of Cameco and then give it to the corporate facilities department so they can catalogue it and determine the best place for its display or usage. Question: A contractor in another country that we are thinking of using has invited me to tour his facility at his company’s expense. Is this OK? Answer: This is OK if it’s important to see how the company operates in order to make a decision about using the company, if the travel costs are reasonable, and if your supervisor gives you permission to go on the trip. r_Reasonable invitations to business-related meetings or conferences. r_Invitations to social, cultural or sporting events if the cost is reasonable, your host will be present and your attendance serves a customary business purpose. r_Invitations to join your host at sports events, or trips to golf or fish or similar events and trips that are customary within the industry for people in jobs like yours and where they promote good working relationships.

Question: I’m hosting a social gathering Cameco for some foreign we are doing business with can I spend and is it OK if also attend? Answer: The amount you spend excessive for the circumstances rank and seniority and that being entertained determine and nature of the entertainment provide. Spouses could be included on the circumstances. For they travelled with their business trip and the Cameco people are also in then it may be acceptable Check our International Program and check with legal department for ?nalizing your arrangements Senior Vice-President and Chief Corporate Officer, Alice Wong

We follow the competition laws of the countries where we operate We never enter into arrangements that unlawfully restrict our ability to compete with other businesses or restrict other businesses from competing freely with us. Avoid contact with competitors’ employees when it appears you may be collaborating with them on the prices we charge for products or on any other aspects of our relationships with suppliers or customers that would restrict competition. This is against our rules and could lead to illegal price-fixing agreements. Check our Competition Law Compliance Policy for more information.

Our Administration of this Code We commit to annually reviewing this code Each of us reads the code and signs a declaration form when we begin our jobs or board appointments at Cameco, and we’re also sent a copy of the code to review every December. If you’re in job band 6 or above, or you work in supply chain management, exploration or corporate human resources you must also sign a new declaration form annually and submit it to the corporate secretary. At any time during the year, if you move into any of these positions, you will complete a new declaration form. Report any actual, potential or perceived conflict you have on this form and sign it to show that you read the code, understand it and agree to follow it. If you work in Canada, also complete the personal information pledge and conflicts of interest between employed family members portions of the form. Promptly complete and submit a new declaration form to the corporate secretary at any time an actual, potential or perceived conflict of interest arises that you haven’t already declared. We understand there are consequences for violating this code or management documents You could be reprimanded, demoted, suspended or even dismissed if you EPO_U_GPMMPX_UIF_DPEF__5IF_DPOTFRVFODFT            depend on how severely the code is violated. Not following a management document referred to in this code will be treated as a violation of this code. The corporate secretary; chief corporate officer; and vice-president, risk and internal audit make up Cameco’s conduct and ethics review committee. They have the authority to investigate and decide if the code has been violated. They perform this responsibility under the direction of our board’s audit committee. When a violation concerns a director, the investigation is conducted under the guidance of our board’s nominating, corporate governance and risk committee. We report violations of this code or management documents Report any concerns about the code or management documents not being followed to your supervisor, manager, local or corporate human resources department, the corporate risk management services department, the corporate legal department or the corporate secretary. If you prefer, you can report your concerns anonymously through our Ethics Hotline, which is available 24/7 and operated by an external company. The Ethics Hotline can be reached online, in English or Russian, at www.clearviewconnects.com, or by phone toll free in Canada and the US at 1-866-590-4135, in Australia at 1-800-337-354, and by landline in Kazakhstan at 8-800-333-6613.

Promptly complete and submit a new declaration form to the corporate secretary at any time a new actual, potential or perceived conflict of interest arises.

Refusing to co-operate in an investigation is a violation of this code. You are protected from any form of retaliation or punishment when you report a concern honestly and with the right intentions. Your supervisor, manager or anyone else would face TFSJPVT_DPOTFRVFODFT_JG_UIFZ_USJFE_UP_ punish you in any way for reporting a concern. If you believe you are being punished in some way for reporting a concern, tell your supervisor or manager, someone in the local or corporate human resources department, the corporate risk management services department, the corporate legal department, the corporate secretary or the Ethics Hotline, whichever would be appropriate or most comfortable for you. The corporate secretary keeps a log of reports and complaints The corporate secretary keeps a log of all accounting matter concerns or Ethics Hotline reports received. Information recorded includes the nature of the concern, the date it was received and acknowledged, progress on the investigation, and the outcome. The log and copies of the concerns received are kept for at least seven years. Waivers of this code require approval before they can proceed Waivers for officers or board directors can only be made by the board of directors on the recommendation of either the audit committee or the nominating, corporate governance and risk committee, whichever is applicable. Waivers will be promptly disclosed as SFRVJSFE_CZ_BQQMJDBCMF_TFDVSJUJFT_SVMFT_ and regulations. Waivers for other employees can only be made by the conduct and ethics review committee consisting of the corporate secretary; chief corporate officer; and vice-president, risk and internal audit.

Our Management Documents Referenced in this Code Anti-Fraud Program 15 Competition Law Compliance Policy 31 Confidentiality Policy 12 Conflicts of Interest Between Employed Family Members Procedure (Canada) 8, 10 Corporate Disclosure Policy 24 Corporate Social Responsibility Policy 20 Disclosure Controls and Procedures 24, 25 Electronic Information and Information Technology Security Program 16 International Business Conduct Program 4, 28, 30 Mineral Reserve and Resource Policy 24 Political Donations Policy 22 Privacy and Protection of Personal Information Policy (Canada) 12 Respectful Workplace Policy 18 Safety, Health, Environment and Quality Policy 22 Securities Trading and Reporting Policy 4 Value Statements 2, 20

Contact Information If you are seeking advice or you know of, or suspect, any violations of this code, you should first consider speaking to your supervisor or manager. If you are not comfortable doing this or you are not satisfied with the response you receive, then there are several other ways to report your concerns. Ways to seek advice or report concerns Typical ways Your supervisor or manager Check your local directory Your local human resources department Check your local directory Corporate human resources department Phone: (306) 956-6370 Other ways Corporate legal department Phone: (306) 956-6720 Corporate risk management services department including internal and SHEQ audit groups Phone: (306) 956-6659 Corporate secretary, Gary Chad Phone: (306) 956-6303 Executive Officers: Tim Gitzel Phone: (306) 956-6244 Bob Steane Phone: (306) 956-6653 Ken Seitz Phone: (306) 956-6224 Grant Isaac Phone: (306) 956-8127 Gary Chad Phone: (306) 956-6303 Alice Wong Phone: (306) 956-6337 Audit Committee Write to: Cameco Corporation 2121 11th Street West Saskatoon, SK S7M 1J3 Canada “Private and Strictly Confidential – Attention: Chair of the Audit Committee” The phone numbers indicated above are in Canada. If you are calling from outside of Canada or the US, you will need to include the applicable international country code number for Canada. The country code number to use depends on where you are calling from. Check your phone book or contact a phone operator to obtain this number. A way to report concerns anonymously Ethics Hotline Online: www.clearviewconnects.com Phone: 1-866-590-4135 (Canada and US) 1-800-337-354 (Australia) 8-800-333-6613 (Kazakhstan)

Last updated December 2012